Exhibit 9(c)

                        SUPERVISED SERVICE COMPANY, INC.

                       BOSTON     CHICAGO    KANSAS CITY

April 4, 1995                                               VIA AIRBORNE EXPRESS

First American Investment Funds, Inc.
Attn: David G. Lee
680 E. Swedesford Road
Wayne, PA 19087-1658

Dear Mr. Lee:

As we have advised you, Supervised Service Company, Inc. (SSC) has entered an agreement to sell substantially all of its assets, including its mutual fund transfer agency business to DST Systems, Inc. (DST). DST has agreed to assume and perform all of SSC's obligations under the Transfer Agency Agreement between First American Investment Funds, Inc. and SSC dated March 31, 1994, (the "Agreement"). All of the terms and conditions of your agreement, including the fee schedule, will remain in effect in accordance with the Agreement.

We believe this transaction will ensure continued excellent service to you and your shareholders. Please indicate your consent to the assignment of your agreement to DST by executing and returning the enclosed copy of this letter in the return Airborne Express envelope provided.

We would appreciate your prompt response. If you have questions, please contact either of us at the numbers listed below.

Supervised Service Company, Inc.        DST Systems, Inc.

By      /s/ Robert W. Ciarlelli   By      /s/ Thomas A. McCullough
        Robert W. Ciarlelli               Thomas A. McCullough
        (816) 292-6206                    (816) 435-8656

First American Investment Funds, Inc. hereby       *This consent is subject
consents to the assignment of the Agreement to      to ratification by the
DST Systems, Inc. as described above.               Board of Trustees of the
                                                    Trust.

By      /s/ David Lee